EXHIBIT 99.1

O2Micro Reports Second Quarter Financial Results

GEORGE TOWN, Grand Cayman, Aug. 3, 2011 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM) reported its financial results today for the second quarter of fiscal 2011, ending June 30, 2011.

Financial Highlights for the Second Quarter ending June 30, 2011:

O2Micro International Limited reported second quarter 2011 revenue of $32.5 million. This was up 5% from the first quarter of 2011. The corresponding gross margins were 57% and 60% in the recent and prior quarters, respectively. Total GAAP operating expense, inclusive of stock-based compensation, was $15.6 million in the second quarter of 2011. This was up slightly from $15.2 million in the first quarter of 2011 when the company recorded a one-time benefit of $850,000 for litigation income. On a GAAP basis, the operating margin was 9% in Q2 2011 and 11% in Q1 2011. Pretax income from continuing operations was $3.2 million in Q2 2011 and $3.5 million in Q1 2011.

GAAP net income was $3.0 million in the second quarter of 2011. This was similar to GAAP net income of $3.1 million that was recorded in the prior quarter. GAAP net income per fully diluted ADS was $0.09 in both Q2 2011 and Q1 2011.

Financial Highlights for the Six Months ending June 30, 2011:

O2Micro International Limited reported revenue of $63.6 million for the six months ending June 30, 2011. This was down 14% from $73.8 million in the comparable six months of 2010. The gross margins were 58% and 62% during the corresponding periods of 2011 and 2010, respectively. GAAP operating expenses were $30.9 million and $31.0 million in the first half of 2011 and 2010, respectively. The respective GAAP operating margins for the comparable periods were 10% and 20%. Pretax income from operations was $6.8 million in the first half of 2011 and $15.0 million in the first half of 2010. GAAP net income was $6.1 million in 1H 2011 and $11.2 million in 1H 2010. The GAAP net income per fully diluted ADS was $0.18 in the first six months of 2011 and $0.31 in the corresponding half 2010.

Supplementary Data:

The company ended the second quarter of 2011 with $114.9 million in unrestricted cash and short-term investments or $3.43 per outstanding ADS. The accounts receivable balance was $14.9 million and represented 40 days sales outstanding at the end of Q2 2011. Inventory was $11.7 million or 77 days and turned over 4.7 times during Q2 2011. As of June 30, 2011, the company had $129.0 million in working capital and the book value was $183.2 million, or $5.47 per outstanding ADS.

As of June 30, 2011, O2Micro International Limited counted 700 employees, including 397 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, commented, "We are encouraged by the uptake of our DC/DC and charger products and the increasing LED driver penetration into general lighting applications at a time when the market for our LCD driver products remains soft," Mr. Du continued, "This progress is important to our long-term success in order to extend our business beyond our core backlighting market."

Conference Call: O2Micro will hold its second quarter conference call on August 3, 2011 at 7:00 a.m. PDT, 10:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:                       800-723-6498, passcode # 4459801

INTERNATIONAL participants:            785-830-7989, passcode # 4459801

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:                                   888-203-1112, passcode # 4459801

INTERNATIONAL participants:                        719-457-0820, passcode # 4459801

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the company's website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus®.

O2Micro International maintains an extensive portfolio of intellectual property with 16,692 patent claims granted, and over 18,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED) (In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

NET SALES	$ 32,495	$ 39,435	$ 63,571	$ 73,827

COST OF SALES	13,897	15,068	26,431	28,342

GROSS PROFIT	18,598	24,367	37,140	45,485

OPERATING EXPENSES (INCOME)
Research and development (1)	8,177	7,755	16,594	15,186
Selling, general and administrative (1)	7,467	7,893	15,119	15,786
Litigation income	--	--	(850)	--
Total Operating Expenses	15,644	15,648	30,863	30,972

INCOME FROM OPERATIONS	2,954	8,719	6,277	14,513

NON-OPERATING INCOME
Interest income	292	227	563	481
Foreign exchange gain (loss) – net	(141)	5	(200)	9
Other – net	131	3	134	(27)
Total Non-operating Income	282	235	497	463

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	3,236	8,954	6,774	14,976

INCOME TAX EXPENSE	304	454	663	822

NET INCOME FROM CONTINUING OPERATIONS	2,932	8,500	6,111	14,154

LOSS (GAIN) FROM DISCONTINUED OPERATIONS, NET OF TAX (1)	(29)	1,444	4	3,004

NET INCOME	2,961	7,056	6,107	11,150

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	852	4	1,075	116
Unrealized gain (loss) on available-for-sale securities	(811)	(530)	(367)	1,254
Unrealized pension gain	4	1	8	3
Total Other Comprehensive Income (Loss)	45	(525)	716	1,373

COMPREHENSIVE INCOME	$ 3,006	$ 6,531	$ 6,823	$ 12,523

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ 0.09	$ 0.25	$ 0.18	$ 0.41
Discontinued operations	--	(0.04)	--	(0.09)
	$ 0.09	$ 0.21	$ 0.18	$ 0.32

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$ 0.09	$ 0.24	$ 0.18	$ 0.40
Discontinued operations	--	(0.04)	--	(0.09)
	$ 0.09	$ 0.20	$ 0.18	$ 0.31

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	33,275	33,920	33,392	34,745
Diluted (in thousands)	34,114	34,883	34,342	35,677

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 407	$ 222	$ 740	$ 475
Selling, general and administrative	$ 543	$ 730	$ 1,304	$ 1,382
Discontinued operations	$ --	$ 16	$ --	$ 38
O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousand U.S. Dollars, Except Share Amounts)

	June 30, 2011	December 31, 2010
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 28,509	$ 42,277
Restricted cash	178	562
Short-term investments	86,393	68,728
Accounts receivable – net	14,906	13,239
Inventories	11,658	13,683
Prepaid expenses and other current assets	1,939	2,434
Total Current Assets	143,583	140,923

LONG-TERM INVESTMENTS	20,322	20,676

PROPERTY AND EQUIPMENT – NET	28,978	29,739

OTHER ASSETS
Intangible assets	1,729	1,936
Other Assets	4,208	4,360
Total Other Assets	5,937	6,296

TOTAL ASSETS	$198,820	$197,634

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 7,039	$ 8,299
Income tax payable	544	494
Accrued expenses and other current liabilities	7,023	8,031
Total Current Liabilities	14,606	16,824

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	646	679
Long-term income tax liabilities	241	302
Other liabilities	129	129
Total Other Long-Term Liabilities	1,016	1,110

Total Liabilities	15,622	17,934

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,674,808,500 and 1,675,021,100 shares as of June 30, 2011 and December 31, 2010, respectively	33	34
Additional paid-in capital	136,577	135,703
Retained earnings	41,172	36,937
Accumulated other comprehensive income	8,318	7,602
Treasury stock – 21,161,550 and 5,000,000 shares as of June 30, 2011 and December 31, 2010,respectively	(2,902)	(576)
Total Shareholders' Equity	183,198	179,700

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$198,820	$197,634
CONTACT: Gary E. Abbott
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: gary.abbott@o2micro.com